SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549
                                    SCHEDULE 13G
                                  Amendment No. 2

                     Under the Securities Exchange Act of 1934

                         Merge Technologies Incorporated
                                 (Name of Issuer)

                      Common Stock, Par Value $0.01 per share
                          (Title of Class of Securities)

                                   589981 10 9
                                  (CUSIP Number)

                                 December 31, 2003
              (Date of Event Which Requires Filing of This Statement)

	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[   ]	Rule 13d-1(b)

	[   ]	Rule 13d-1(c)

	[ X ]	Rule 13d-1(d)


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CUSIP No.:	589981 10 9

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1.	Name(s) of Reporting Persons Social Security or Internal Revenue
	Service Identification Nos. of Above Persons

	Harvey L. Poppel, individually, and as General Partner of Poptech,
	L. P.

	Emily A. Poppel, jointly with spouse, Harvey L. Poppel

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2.	Check the Appropriate Box if a Member of a Group

	(a)	Not Applicable
	(b)	[    ]

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3.	SEC Use Only

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4.	Citizenship or Place of Organization			U. S. A.

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Number of	5.	Sole Voting Power Harvey L. Poppel 	425,164	(1)
Shares		--------------------------------------------------------------
Beneficially	6.	Shared Voting Power 			290,618	(2)
Owned by Each	--------------------------------------------------------------
Reporting	7.	Sole Dispositive Power Harvey L. Poppel	425,164	(1)
Person With	--------------------------------------------------------------
		8.	Shared Dispositive Power		290,618	(2)

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9.	Aggregate Amount Beneficially Owned by Each Reporting Person

			Harvey L. Poppel			715,782	(1) (2)
			Emily A. Poppel				290,618	(3)

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10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

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11.	Percent of Class Represented by Amount in Row (9)		5.73%

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12.	Type of Reporting Person					  IN

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(1) Includes 425,164 shares of Common Stock registered to Poptech, L. P., of which Harvey L. Poppel is the General Partner.
(2) Includes 290,618 shares held jointly with spouse, Emily A. Poppel.
(3) Includes 290,618 shares held jointly with spouse, Harvey L. Poppel.


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Item 1(a)	Name of Issuer:

		Merge Technologies Incorporated

Item 1(b)	Address of Issuer's Principal Executive Offices:

		1126 South 70th Street
		Suite S 107 B
		Milwaukee, Wisconsin 53214-3151

Item 2(a)	Name of Person Filing:

		Harvey L. Poppel, individually, and as General Partner of
		  Poptech, L. P.
		Emily A. Poppel, jointly with spouse, Harvey L. Poppel

Item 2(b)	Address of Principal Business Office or, if none, Residence:

		1391 Sixth Street
		Sarasota, Florida  34236

Item 2(c)	Citizenship:

		U. S. A.

Item 2(d)	Title of Class of Securities:

		Common Stock, Par Value $0.01 per share

Item 2(e)	CUSIP Number:

		589981 10 9

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or
		13d-2(b), check whether the person filing is a:

		(a)  [   ]  Broker or dealer registered under section 15 of the
				Act
		(b)  [   ]  Bank as defined in section 3(a)(6) of the Act
		(c)  [   ]  Insurance company as defined in section 3(a)(19) of
				the Act
		(d)  [   ]  Investment company registered under section 8 of
				the Investment Company Act
		(e)  [   ]  An investment adviser registered under section 203
				of the Investment Advisers Act of 1940
		(f)  [   ]  An employee benefit plan or endowment fund in
				accordance with section 240.13d-1(b(1)(ii)(F)
		(g)  [   ]  A parent holding company, in accordance with
				section 240.13d-1(b)(ii)(G)
		(h)  [   ]  A savings association as defined in section 3(b)
				of the Federal Deposit Insurance Act
		(i)  [   ]  A church plan that is excluded from the definition
				of an investment company under section 3(c)(14) of the Investment Company Act of 1940
		(j)  [   ]  Group, in accordance with section
				240.13d-1(b)(1)(ii)(J)


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Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		Harvey L. Poppel	715,782	(1) (2)
		Emily A. Poppel		290,618	(3)

	(b)	Percent of Class:	   5.73%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote

			Harvey L. Poppel	425,164(1)

		(ii)	shared power to vote or to direct the vote

			Harvey L. Poppel	290,618(2)
			Emily A. Poppel		290,618(3)

		(iii)	sole power to dispose or to direct the disposition of

			Harvey L. Poppel	425,164(1)

		(iv)	shared power to dispose or to direct the disposition

			Harvey L. Poppel	290,618(2)
			Emily A. Poppel		290,618(3)

(1) Includes 425,164 shares of Common Stock registered to Poptech, L. P., of which Harvey L. Poppel is the General Partner.
(2) Includes 290,618 shares held jointly with spouse, Emily A. Poppel.
(3) Includes 290,618 shares held jointly with spouse, Harvey L. Poppel.

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
	following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on By the Parent Holding Company

	Not applicable

Item 8.	Identification and Classification of Members of the Group

	Not applicable

Item 9.	Notice of Dissolution of Group

	Not applicable

Item 10.Certification

	None


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                                    SIGNATURES
				    ----------

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2004


Signature:


/s/ Harvey L. Poppel
---------------------------
Harvey L. Poppel



/s/ Emily A. Poppel
---------------------------
Emily A. Poppel




POPTECH, L. P.


By:	/s/ Harvey L. Poppel
	------------------------
	Harvey L. Poppel
	General Manager


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                 AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G
		----------------------------------------------------

	In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that a single Schedule 13G (or any amendment thereof) relating to the Common Stock of Merge Technologies Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G (or any amendment thereof), provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

	This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons purchase to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.


Date:	February 5, 2004


Signature:


/s/ Harvey L. Poppel
---------------------------
Harvey L. Poppel



/s/ Emily A. Poppel
---------------------------
Emily A. Poppel




POPTECH, L. P.



By:	/s/ Harvey L. Poppel
	-------------------------
	Harvey L. Poppel
	General Manager


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